United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Mondelez International

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Mondelez International

RE: The case to vote AGAINST Proposal 1 on the 2025 Proxy Ballot (“Election of Directors”, individually Line Items 1.01-1.10).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against all individuals listed under Proposal 1 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges fellow shareholders to vote AGAINST all Board of Director (“Board”) nominees on Proposal 1 (the “Proposal”) on the 2025 proxy ballot of Mondelez International (“Mondelez” or the “Company”).

Introduction

We urge shareholders to vote against all nominees for the board of directors of Mondelez International (“Mondelez” or the “Company”) due to the Company’s ongoing, ill-advised allegiance with extreme political causes, support for harmful indoctrination and conduct that negatively targets youth, at the expense of shareholder and customer value. Over the past 12 months, the share price has underperformed the S&P 500 index by nearly 15 percent. The Board has exercised poor stewardship over Mondelez and its brands, with chairman and CEO Dirk Van de Put unwisely steering the Company into cultural and political headwinds, as detailed below.

Company clings to DEI as most others run away or downplay

Following the death of George Floyd and the race riots of 2020, many companies expanded and raised the profile of their diversity, equity, and inclusion (DEI) policies. The growth of these practices reached a peak in early 2023 and have since dipped.1 A growing number of corporations—including Meta, Amazon, McDonald’s, Boeing, Caterpillar, Ford, Harley-Davidson, and Walmart—have rethought their DEI policies.2 In keeping with this trend, one of President Donald Trump’s first actions after taking office was to sign an executive order ending DEI programs across the federal government.3

Mondelez was one corporation that boosted its DEI programs and investment in radical racial justice causes following the George Floyd incident. In 2020, Mr. Van de Put pledged hundreds of thousands of dollars to the Marxist Black Lives Matter Global Network Foundation (BLM), following the violence that plagued American cities after Floyd’s death.4 The Company announced its planned donation in a Tweet,5 which was immediately ratioed.6 While a large percentage of citizens saw right through the BLM scam, Mr. Van de Put virtue-signaled, joining other American corporate elites to help BLM amass up to $90 million dollars over two years.

1 Taylor Telford. “Corporate Diversity Job Cuts,” Washington Post, February 18, 2024, See https://www.washingtonpost.com/business/2024/02/20/corporate-diversity-job-cuts/.

2 Kate Gibson and Emmet Lyons, "Meta Ends DEI Programs, Joining McDonald’s and Walmart,” CBS News, January 16, 2025, See https://www.cbsnews.com/news/meta-dei-programs-mcdonalds-walmart-ford-diversity/

3 White House Communications, "Ending Illegal Discrimination and Restoring Merit-Based Opportunity," The White House, January 21, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/

4 Jordan Boyd. “These ‘Fortune 500’ Companies Donated To The Marxist, Anti-Capitalism Black Lives Matter Foundation,” The Federalist, July 13, 2020. See https://thefederalist.com/2020/07/13/these-fortune-500-companies-donated-to-the-marxist-anti-capitalism-black-lives-matter-foundation/.

5 Ritz crackers on Twitter (now X), June 4, 2020. See https://twitter.com/Ritzcrackers/status/1268720699302125571.

6 “What does it mean to get ‘ratioed?’” See https://later.com/social-media-glossary/ratio/.

Now, as has since been revealed, we know that BLM’s grifters spent much of that money on family and themselves, buying several multi-million-dollar mansions.7 In May 2022 it was revealed that BLM used $32 million of that money to buy stocks.8 Also, BLM in December 2021 called for blacks to avoid white-owned businesses during Christmas shopping season,9 and has long exhibited an anti-Semitic streak.10

This all comes despite allegations that BLM has “intimidated the leaders of some of America’s largest corporations into paying fealty to its harmful and deceptive narrative.”[11] The calls by BLM to defund the police “directly contributed to the spike (in murders of African-Americans during 2020)”[12] and led to an “uprising that destroyed many of our cities’ downtowns.”[13] [14] Meanwhile, many U.S. cities – especially Mondelez’s Chicago home – have not recovered from that BLM-initiated massive crime wave that started in 2020.

Today, the Company continues to double down on a costly and misguided DEI agenda. According to the Company’s Compensation Discussion and Analysis section of the proxy statement, 20 percent of short-term cash bonuses for senior leadership are tied to Strategic Progress Indicator (SPI) goals, which include accountability for DEI outcomes.15 Mondelez boasts its DEI goals and accomplishments on its “Snacking Made Right” sustainability report web page,16 its “Diversity, Equity and Inclusion” web page,17 and its “Racial Equity Journey” web page.18 Included among its strategies and “achievements:”

7 Peter Flaherty. “Another Black Lives Matter Mansion; More IRS Violations,” National Legal and Policy Center, April 5, 2022. See https://nlpc.org/featured-news/another-black-lives-matter-mansion-more-irs-violations/.

8 Peter Flaherty. “Black Lives Matter Bought $32 Million in Stocks,” National Legal and Policy Center, May 17, 2022. See https://nlpc.org/featured-news/black-lives-matter-bought-32-million-in-stocks/.

9 Timothy Nerozzi. “BLM corporate donors silent on group’s call to boycott ‘white companies’,” FoxBusiness.com, Dec. 2, 2021. See https://www.foxbusiness.com/politics/blm-donors-silent-boycott-white-companies.

10 “Black Lives Matter Has Long History With Anti-Israel Activists,” National Legal and Policy Center, Nov. 6, 2023. See https://nlpc.org/featured-news/black-lives-matter-has-long-history-with-anti-israel-activists/.

11 Emma Colton. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

12 Ibid.

13 Ibid.

14 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

15 Mondelez International, “Notice of 2025 annual meeting of shareholders and annual proxy statement,” Pg. 62, See https://www.sec.gov/Archives/edgar/data/1103982/000110398225000113/mdlz-20250404.htm

16 “Snacking Made Right,” Mondelez International, accessed April 28, 2025. See https://www.mondelezinternational.com/snacking-made-right/.

17 “Diversity, Equity and Inclusion,” Mondelez International, accessed April 28, 2025. See https://www.mondelezinternational.com/snacking-made-right/diversity-equity-and-inclusion/.

18 “Racial Equity Journey,” Mondelez International, accessed April 28, 2025. See https://www.mondelezinternational.com/snacking-made-right/diversity-equity-and-inclusion/racial-equity-journey/.

•“As part of our long-term strategy, we aspire to reach gender parity across our management team and within our business leadership teams”

•“Establish representation goals that reflect the diversity of the local marketplace”

•“Institute [DEI] Performance Scorecards for all Business Units and Functions”

•“Hold 100% of people managers accountable for delivering an annual DE&I objective”

•“Mobilize Brands and Marketing partners to drive change, equity and inclusion”

•“$880 million spent in 2023 with minority and women owned businesses”

•“Aim to spend $1 billion with minority- and women-owned businesses by 2024”

•“Enable 100% of our Business Units to have partnerships supporting locally-relevant underrepresented communities”

•“Promote our diverse and inclusive culture through reporting, storytelling and volunteering”

•Increase U.S. racial management levels in 2023 to 6.3 percent for blacks, 13 percent for Asians, and 14 percent for Hispanics

•“No systemic issues and no net negative pay gap between non-white and white employees performing substantially similar work in the U.S.,” according to a 2022 analysis.

Tying executive compensation and supplier engagement metrics to subjective DEI scores risks creating performance distortions—focusing on meeting quotas instead of fostering genuine talent and meritocracy—to the detriment of shareholder value.

Mondelez’s integration of DEI into its corporate strategy raises serious concerns for shareholders. Tying executive pay and procurement initiatives to ideologically oriented goals invites inefficiencies, undermines competitive decision-making, and risks alienating investors who prioritize value creation. What’s more, the emphasis on quotas can erode employee trust, hinder morale among non-minority employees, and lead to tokenism, ultimately undercutting DEI’s intended benefits. Likewise, indexing on ESG goals risks undermining Mondelez’s long-term financial performance amid shifting political and social landscapes.

Recent trends away from DEI

Mondelez would be wise to reconsider its allegiance to the radical DEI agenda. Since the June 2023 U.S. Supreme Court ruling in Students for Fair Admissions v. Harvard College, the

landscape of DEI programs has shifted dramatically.[19] Across higher education, hundreds of institutions have dismantled DEI offices and initiatives under increasing external and legal pressures. This ripple extends beyond academia, with growing scrutiny directed at corporate DEI efforts.[20]

Merely weeks after the decision, on July 13, 2023, the Attorneys General of thirteen states issued warnings to Fortune 100 companies,

signaling that the Supreme Court’s ruling could impact DEI initiatives.[21] These letters suggested that some DEI programs may conflict with the legal interpretation established under the SFFA decision. This development has led to increased scrutiny of racially discriminatory elements within such programs, leaving businesses grappling with uncertainty about their practices’ legality.

Prior guidance that supported certain race-based or diversity-focused employment programs is now being questioned. Companies operating under pre-SFFA legal advice must reevaluate their DEI policies to ensure compliance while considering whether these programs are effectively fostering inclusivity or unintentionally perpetuating bias.22

For example, in the year following George Floyd’s death, some statistics related to corporate hiring practices raised eyebrows about the methods employed under DEI initiatives. The S&P 100 added approximately 300,000 jobs, yet only 6% of these roles went to white applicants, even though white Americans constitute 76% of the U.S. population.23 24 25 These figures stand as prima facie evidence of potential racial discrimination, triggering legal risks for companies whose practices may run afoul of federal equity requirements.

19 Amy Howe, "Supreme Court Strikes Down Affirmative Action in College Admissions,” SCOTUSblog, June 29, 2023, See https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/.

20 Erin Gretzinger, Maggie Hicks, Christa Dutton, and Jasper Smith, “Tracking higher ed’s dismantling of DEI,” The Chronicle of Higher Education, March 21, 2025, See https://www.chronicle.com/article/tracking-higher-eds-dismantling-of-dei

21 Kansas Attorney General, “Kobach Leads AG Coalition urging Costco to cease its unlawful DEI practices,” Press Office of Kansas AG Kobach, January 27, 2025, See https://www.ag.ks.gov/Home/Components/News/News/146/1292

22 Lara A. Flath, David E. Schwartz, Amy Van Gelder, "Corporate DEI Policies Face Scrutiny Following SCOTUS Affirmative Action Decision,” September 2023, See https://www.skadden.com/insights/publications/2023/09/quarterly-insights/corporate-dei-polices-face-scrutiny

23 Bloomberg Analysts, "Black Lives Matter and Corporate Diversity Trends,” Bloomberg, 2023, See https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/.

24 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white.

25 Rebecca Rosenberg, "Starbucks Manager Shannon Phillips Wins $25 Million Lawsuit After Arguing She Was Fired for Being White," Fox Business, June 14, 2023, See https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

According to legal experts, DEI programs perceived to make employment or contracting decisions based on race are increasingly vulnerable to legal challenges under Title VII of the Civil Rights Act of 1964.26 Corporate compliance lawyers have also issued stern warnings about the heightened risks associated with race- or gender-specific hiring quotas or incentives, especially when such measures appear tied to executive bonuses.

Corporations’ compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.” Also: “We also expect to see ongoing scrutiny of perceived hiring quotas and set-asides, particularly those that may appear to be incentivized by bonuses for management or company leadership.”27

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”28

Discriminatory quotas under DEI leave Mondelez ripe for regulatory, reputational and litigation risk. The Company’s attempt to cram DEI’s non-GAAP nature into the proxy statement’s compensation discussion demands either a legally dubious quota regime, or it fails SEC compliance.29 The Council of Institutional Investors’ general counsel stated that research shows “companies are engaging in an opportunistic use of non-GAAP earnings to justify higher executive pay.”

Also, FTI Consulting has advised there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”30

Finally, corporations may now face additional exposure to lawsuits alleging breaches of fiduciary duties by executives linked to their oversight or enforcement of DEI policies. The recent $28.3 million judgment against Starbucks, in a case involving allegations of

26 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

27 Lara A. Flath, David E. Schwartz and Amy Van Gelder. “The Supreme Court’s Affirmative Action Opinion Continues to Spawn Challenges to DEI Programs,” Skadden, Arps, Slate, Meagher & Flom LLP, Dec. 13, 2023. See See https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion.

28 Francesca L. Odell, Jennifer Kennedy Park, and Charity E. Lee. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/

29 See https://tax.thomsonreuters.com/news/council-of-institutional-investors-again-urges-sec-to-close-loophole-on-non-gaap-in-executive-pay/.

30 “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration.

discriminatory firing practices, offers a stark reminder of the financial and reputational risks involved.

Mondelez still links Oreo to radical LGBTQ+ group that targets children

Another concerning example of the Company’s inappropriate – and even destructive – involvement in divisive issues is its formal partnership with PFLAG (formerly Parents, Families, and Friends of Lesbians and Gays).[31] PFLAG, established with the ostensibly noble intention of supporting families of gay individuals, has evolved into a radical organization focused on expansionist lobbying efforts and political agendas. The most egregious policies and actions of the militantly pro-LGBTQ group are its interference with regard to parental rights and its harm to the welfare of minors.[32]

For instance, PFLAG aggressively advocates for state policies that permit minors to access gender-transition services, inclusive of medical treatments and psychological care, without parental consent.33 PFLAG also pushes for the inclusion of sexually explicit reading materials in school and public libraries under the guise of opposing “book bans.”34 These materials often include graphic content, including depictions of sexual acts and controversial themes, that most parents deem unsuitable for children.

Despite this controversial agenda, Mondelez has reportedly funneled substantial resources into PFLAG’s operations—including at least $500,000 in shareholder funds. This financial support is further amplified through Oreo’s marketing campaigns, which prominently spotlight PFLAG in initiatives such as a dedicated “Pride” webpage,35 social media promotions,36 and limited-edition Oreo packaging for fundraising.37 One such campaign even included sponsorship of PFLAG’s 2023 National Convention which platformed speakers from the Marxist-led American Library Association, elevating themes like “inclusive books” while sidestepping the explicit nature of much of the content.38 39

31 See https://nlpc.org/oreo-video/

32 See https://nlpc.org/oreo/. Extensive links to further source material can be found at this page.

33 See https://pflag.org/resource/medical-bans/.

34 See https://pflag.org/resource/book-ban-resolutions/.

35 See https://www.oreo.com/pride (accessed April 28, 2025).

36 See https://nlpc.org/oreo/oreo-pflag-tweets/.

37 See https://nlpc.org/wp-content/uploads/2024/01/PFLAG-fundraiser-rainbow-oreos.png.

38 “First Lady Jill Biden to open PFLAG National Convention,” Press release, Oct. 16, 2023. See https://windycitytimes.com/2023/10/16/first-lady-jill-biden-to-open-pflag-national-convention/.

39 Paul Chesser. “Oreo Sponsors Conference Backing LGBTQ Groomer Books in School Libraries,” National Legal and Policy Center, Oct. 18, 2023. See https://nlpc.org/featured-news/oreo-sponsors-conference-backing-lgbtq-groomer-books-in-school-libraries/.

Such efforts represent more than a marketing decision; They illustrate how Mondelez has tethered its most iconic brand to an organization with priorities that are harmful to the mental and physical health of children. This raises critical concerns about the Company’s priorities, stewardship of shareholder resources, consumer trust, and long-term reputational and litigation risk.

Both Mondelez’s DEI initiatives and its PFLAG partnership are also reflected in its high marks on the Human Rights Campaign (HRC) Corporate Equality Index (CEI).[40] This annual assessment measures corporate policies and practices regarding LGBTQ+-focused priorities in the workplace. While the CEI touts “inclusivity” as its central goal, many criteria highlight ethical, litigative, and reputational risks, particularly when oriented around children. For example,

HRC granted Mondelez a perfect score for its “inclusive benefits” offerings, which means the Company provides “equal health coverage for transgender individuals without exclusion for medically necessary care,” including for child dependents of employees.

Treatment outcomes poor; Research increasingly shows harms from trans ‘care’

Major insurance companies rarely provide coverage for untested, experimental treatments of any type, especially those that consistently result in negative health outcomes for patients. But such medical care that aids in the effort to “transition” from one gender to another regularly produces poor – and even harmful – results. Some evidence:

•A study by the Women’s College Hospital in Ontario, Canada, found that 55 percent of men who undergo vaginoplasty surgery report being in so much pain that they need medical attention, even a year post-operation.

•Several European countries now urge caution in the employment of medical interventions for transgender minors, including the use of puberty blockers, “stressing a lack of evidence that the benefits outweigh the risks,” reported the Wall Street Journal. 41 “Last summer the American Academy of Pediatrics said it would order a systematic review of the evidence for “pediatric sex-trait modification.”42

•Forbes reported in June 2023 that “longitudinal data collected and analyzed by public health authorities in Finland, Sweden, the Netherlands and England have concluded that the risk-benefit ratio of youth gender transition ranges from

40 See https://www.hrc.org/resources/corporations/mondelez-international-inc..

41 Jathon Sapsford & Stephanie Armour. “U.S. Becomes Transgender-Care Outlier as More in Europe Urge Caution,” Wall Street Journal, June 19, 2023. See https://www.wsj.com/articles/u-s-becomes-transgender-care-outlier-as-more-in-europe-urge-caution-6c70b5e0.

42 Leor Sapir. “Second Thoughts on ‘Gender-Affirming Care’,” Wall Street Journal, Aug. 6, 2023. See https://www.wsj.com/articles/second-thoughts-on-gender-affirming-care-american-academy-pediatrics-doctors-review-medicine-a7173276.

unknown to unfavorable. As a result, across Europe there has been a gradual shift from care which prioritizes access to pharmaceutical and surgical interventions, to a less medicalized and more conservative approach that addresses possible psychiatric comorbidities and explores the developmental etiology of trans identity.”43

•A leading expert in Finland on pediatric gender medicine and chief psychiatrist at its leading gender clinic, citing a dozen separate studies, stated that “four out of five” gender-questioning children eventually accept their bodies if no medical interventions are carried out.44 Similarly, a study of insurance data in Germany found that more than 63% of young people aged 5-24 across every age subgroup diagnosed with “gender identity disorder,” desisted from the diagnosis within five years.45

•A 388-page independent review of gender identity services for children and young people, produced by Dr. Hilary Cass, a former president of the Royal College of Pediatrics and Child Health as well as a Member of Parliament in the U.K., stated that “we have no good evidence on the long-term outcomes of interventions to manage gender-related distress” and that “deaths by suicide in trans people of all ages continue to be above the national average, but there is no evidence that gender-affirmative treatments reduce this. Such evidence as is available suggests that these deaths are related to a range of other complex psychosocial factors and to mental illness.”46

•Consequently, the U.K. government has indefinitely banned new prescription regimes of puberty blockers for gender-confused young people.47

•The American Society of Plastic Surgeons, representing 92% of all board-certified practitioners, said there is “considerable uncertainty as to the long-term efficacy for the use of chest and genital surgical interventions” and that “the existing evidence base is viewed as low quality/low certainty.”48

43 Joshua Cohen. “Increasing Number Of European Nations Adopt A More Cautious Approach To Gender-Affirming Care Among Minors,” Forbes, June 6, 2023. See https://www.forbes.com/sites/joshuacohen/2023/06/06/increasing-number-of-european-nations-adopt-a-more-cautious-approach-to-gender-affirming-care-among-minors/.

44 Andrew Court. “4 out of 5 kids who question gender ‘grow out of it’: Transgender expert,” New York Post, Feb. 22, 2023. See https://nypost.com/2023/02/22/four-out-of-five-kids-who-question-their-gender-grow-out-of-it-trans-expert/.

45 Christina Buttons. “New Study: Most German Youth Outgrow Gender Identity Diagnoses,” Buttonslives.com, June 11, 2024. See https://www.buttonslives.news/p/new-study-most-german-youth-outgrow .

46 Dr. Hilary Cass. “The Cass Review,” April 2024. See https://cass.independent-review.uk/wp-content/uploads/2024/04/CassReview_Final.pdf.

47 Bernard Lane. “Blockers blocked,” Gender Clinic News, Dec. 13, 2024. See https://www.genderclinicnews.com/p/blockers-blocked.

48 Kendall Tietz. “American Society of Plastic Surgeons breaks consensus of medical establishment on transgender care,” FoxNews.com, Aug. 15, 2024. See https://www.foxnews.com/media/american-society-plastic-surgeons-breaks-consensus-medical-establishment-transgender-care.

Still, such therapies are frequently included in insurance plans, including those that deliver coverage for Mondelez employees and their minor dependents, or else the Company wouldn’t have received a perfect score on the CEI.

Sadly, gender dysphoria sufferers who were “affirmed” in their beliefs that they could chemically and/or surgically “transition” to the opposite sex, and then came to bemoan undergoing such treatments, are becoming increasingly litigious.49 Yet Company executives and the Board have continued full steam ahead in its destructive partnership with PFLAG and its capitulation to the agenda of HRC, placing shareholder assets under legal and reputational risk unnecessarily.

Conclusion

Since as early as January 2024, NLPC has warned Mondelez’s executives and Board of the dangers of its gratuitous, brand-destroying political activities and alliances,50 51 while twice in previous years sponsoring proposals for an independent chair policy in efforts to rein in Mr. Van de Put’s unchecked power and poor decision-making.52 53 The “woke” associations, policies and activities have generated negative social media attention54 and unfavorable traditional media coverage, including from Fox News55 and the Wall Street Journal.56 Mondelez’s virtue-signaling even triggered usually sympathetic progressive comedian Jon Stewart, who exclaimed “What the f***?” in a segment on “The Daily Show” that referenced Oreo’s LGBTQ+ campaign.57

While not generating as much heat as more high-profile backlashes against brands like Bud Light, Disney and Target, the fallout over the unpopular Oreo campaigns and Mondelez’s “woke” priorities seem to be weighing down sales as well as its stock. In February, Mondelez “forecast a bigger-than-estimated drop in its annual profit” for 202558 after it saw volume

49 Merrill Matthews. “Here come the gender-detransitioner lawsuits,” The Hill, Oct. 31, 2023. See https://thehill.com/opinion/4284777-matthews-here-come-the-gender-detransitioner-lawsuits/.

50 “Oreo Maker’s Partnership with Extremists Spotlighted in SEC Filing,” National Legal and Policy Center, April 26, 2024. See https://nlpc.org/corporate-integrity-project/oreos-inappropriate-gender-ideology-activism-reported-to-sec/.

51 “Parent Company of Oreo Warned About Associations w/ BLM, Anti-Semites, Groomers,” National Legal and Policy Center, May 22, 2024. See https://nlpc.org/corporate-integrity-project/parent-company-of-oreo-guilty-by-associations-w-blm-anti-semites-groomers/.

52 “NLPC Blasts Oreo-Maker Over ‘Woke’ Cookies, BLM Support,” National Legal and Policy Center, May 18, 2022. See https://nlpc.org/featured-news/nlpc-blasts-oreo-maker-over-woke-cookies-blm-support/.

53 “Oreo Maker Ripped for LGBT Obsession in ‘Rainbow-izing’ Cookies,” National Legal and Policy Center, May 17, 2023. See https://nlpc.org/featured-news/oreo-maker-ripped-for-lgbt-obsession-in-rainbow-izing-cookies/.

54 “TOWNHALL: Is Oreo About to Be the Next Bud Light?,” National Legal and Policy Center, May 22, 2024. See https://nlpc.org/corporate-integrity-project/townhall-is-oreo-about-to-be-the-next-bud-light/.

55 “FOX NEWS: ‘Look What’s Going On With Oreo Right Now’,” National Legal and Policy Center, Feb. 8, 2024. See https://nlpc.org/featured-news/fox-news-look-whats-going-on-with-oreo-right-now/.

56 Patrick Coffee. “Brands Face Growing Pressure From Activist Shareholders Over LGBTQ Marketing,” Wall Street Journal, May 9, 2024. See https://www.wsj.com/articles/brands-face-growing-pressure-from-activist-shareholders-over-lgbtq-marketing-ea789aa1.

57 “The Daily Show’s Jon Stewart on Oreo: ‘What the F***?’.” National Legal and Policy Center, June 12, 2024. See https://nlpc.org/corporate-integrity-project/the-daily-shows-jon-stewart-on-oreo-what-the-f/.

58 “Mondelez forecasts steep drop in annual profit on soaring cocoa prices,” Reuters, Feb. 4, 2025. See https://www.reuters.com/business/retail-consumer/mondelez-misses-fourth-quarter-revenue-estimates-2025-02-04/.

declines and loss of market share to private label products in 2024 (Oreo dominates supermarket shelves, with the only limited sandwich cookie alternatives being store brands).59 And over the past 12 months (as of the end of April 2025), the Company’s share price underperformed the S&P 500 by 14.69%.

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Mondelez finds itself at a pivotal moment in navigating the intersection of corporate practices, societal expectations, and shareholder responsibility. The Company’s steadfast commitment to DEI initiatives and other polarizing social advocacy has come under increasing regulatory, legal, and societal scrutiny. As demonstrated, these practices not only carry significant potential for reputational damage but also expose the company to operational inefficiencies, legal vulnerabilities, and shareholder discontent. In fact, evidence indicates this is already the case.

Recent legal developments and shifting societal attitudes demand a more pragmatic, results-oriented approach to governance and corporate stewardship. Mondelez must realign its strategic focus toward fostering genuine talent, meritocracy, and operational efficiency while minimizing distractions caused by divisive social initiatives.

Shareholders are urged to exercise their influence to demand accountability and course correction from leadership. By voting against this year’s Board nominees – most of whom are returning from last year – investors can send a decisive message that Mondelez’s trajectory needs

59 “Mondelez Sees US Snack Volume Decline Amid ‘Mixed’ Consumer Confidence,” PYMNTS.com, April 30, 2024. See https://www.pymnts.com/earnings/2024/mondelez-sees-us-snack-volume-decline-amid-mixed-consumer-confidence/.

redirection. It’s not like Mr. Van de Put, his lieutenants, and the Board have not been warned. The time is now for the Company’s leadership to prioritize long-term value creation over fleeting social alignment.

Therefore, we urge our fellow shareholders to vote AGAINST all nominees under Proposal 1, the election of directors, on Mondelez International’s 2025 proxy voting card.

Photo credits:

Page 2 – Dirk Van de Put, Fortune Reinvent/Creative Commons

Page 3 – BLM riot in Minneapolis, Chad Davis/Creative Commons

Page 5 – US Supreme Court building, VoxLive/Creative Commons

Page 7 – Oreo/PFLAG promotion, YouTube screen grab

Page 8 – Classic Oreo commercial, YouTube screen grab

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Mondelez International – Proposal 1, election of directors – under which all nominees are opposed by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.